FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2011.

Total number of pages: 7

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Enter into a Corporate Split Transaction with a Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 8, 2011 in Kyoto, Japan

Nidec to Enter into a Corporate Split Transaction with a Subsidiary

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that its Board of Directors determined at a meeting held today that Nidec will transfer a portion of its management function relating to a subsidiary to Nidec Shimpo Corporation (a wholly owned subsidiary of Nidec, “Shimpo”) through an absorption-type corporate split transaction (kyushu bunkatsu) with the transaction expected to become effective on July 1, 2011.

The following summarizes the planned corporate split transaction through which the relevant operations are expected to be transferred to the wholly owned subsidiary of Nidec.

1.  Purpose of the Planned Group Company Reorganization

As part of Nidec’s efforts to achieve the goals set forth in the current mid- to long-term growth strategy, “Vision 2015,” pursuant to which Nidec aims to create a group of companies with a target sales level of \2 trillion in the fiscal year ending March 31, 2016, Nidec continues to seek to accelerate its organic growth by further strengthening, and improving the efficiency of, its existing businesses. Based on this growth strategy, Nidec has implemented measures to reorganize its group companies with the aim of strengthening the financial base of each group company and enhancing intra-group collaboration and operational synergy. Nidec’s decision to enter into the planned transaction is part of these measures. Through the planned transaction, Nidec seeks to further streamline its management resources and improve its profitability.

2.  Summary of the Proposed Group Company Reorganization

(1)  Outline of the Proposed Corporate Split Transaction

Nidec’s management function of its subsidiary, Nidec Kyori Corporation (“Kyori”) will be transferred through an absorption-type corporate split transaction to Shimpo.

(2)  Outline of the Planned Group Company Reorganization

3.  Description of the Proposed Corporate Split Transaction

(1)  Schedule for the Corporate Split Transaction

April 8, 2011	Board Approval of the Transaction (Nidec and Shimpo)
April 8, 2011	Execution of Corporate Split Agreement (Nidec and Shimpo)
June 4, 2011 (Plan)	Shareholder Meeting to Approve the Transaction (Shimpo)
July 1, 2011 (Plan)	Effective Date of the Transaction

(Note)  In accordance with Article 784, Paragraph 3, of the Company Act of Japan, Nidec intends to use a simplified absorption-type corporate split procedure where Nidec’s shareholder approval is not required for the transaction.

(2)  Method of Corporate Split

The planned corporate split transaction is expected to be an absorption-type corporate split transaction where a portion of Nidec’s operations will be transferred to Shimpo.

(3)  Shares Issued in Connection with the Corporate Split Transaction

In connection with the planned corporate split transaction, Shimpo will issue one share of its common stock to Nidec.

(4)  Changes to Stock Acquisition Rights and Bonds with Stock Acquisition Rights as a Result of the Corporate Split Transaction

No changes are expected to the stock acquisition rights or the bonds with stock acquisition rights issued by Nidec as a result of the planned corporate split transaction.

(5)  Changes in Capital as a result of the Corporate Split Transaction

No increase or decrease is expected to Nidec’s common stock or additional paid-in capital as a result of the planned corporate split transaction.

(6)  Rights and Obligations to Be Assumed by the Transferee

Shimpo is expected to assume the assets and liabilities and contractual and other rights and obligations relating to the subsidiary management functions of Nidec with respect to Kyori that are being transferred to Shimpo.

(7)  Anticipated Impact on Performance of Financial Obligations

As the planned corporate split transaction will be entered into between Nidec and Shimpo, a wholly owned subsidiary of Nidec, the planned transaction is not expected to result in an impairment of the ability of Nidec or Shimpo to perform their respective financial obligations.

(8)  Overview of the Companies Party to the Corporate Split Transaction

	Nidec	Shimpo
1) Company name	Nidec Corporation	Nidec Shimpo Corporation
2) Description of business	Development, manufacture and sales of small precision motors, small precision fans, and general motors	Development, manufacture and sales of Adjustable Speed Drives & Speed Reducers, Factory Automation Systems, Arts & Crafts Equipment, and Electronic Instruments & Related Equipment
3) Date of incorporation	July 23, 1973	October 31, 1946
4) Address of head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto	1 Terada, Kohtari, Nagaokakyo-city, Kyoto
5) Company representative	Shigenobu Nagamori Chairman of the Board, President and Chief Executive Officer	Akio Kariya President and Coo（Chief Operating Officer）
6) Share capital	66,551 million yen	2,593 million yen
7) Number of issued shares	145,075,080	20,000,516
8) Fiscal year end	March 31	March 31
9) Major shareholders and shareholding ratios (as of September 30, 2010)

1. Shigenobu Nagamori 8.23%

2. Japan Trustee Services Bank, Ltd. (Trust account) 6.94%

3. The Master Trust Bank of Japan, Ltd. (Trust account) 6.72%

4. The Bank of Kyoto, Ltd. 4.08%

5. SN Kohsan, Ltd. 3.79%

6. The Dai-ichi Life Insurance Co., Ltd. 3.04%

7. The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.42%

8. Nippon Life Insurance Company 2.32%

9. Meiji Yasuda Insurance Company 2.19%

10. MOXLEY AND CO. 1.96％

(Note) Nidec, holding 5,784,000 shares of treasury stock (3.98%), has been excluded from the list of major shareholders above.

		Nidec Corporation 100%
10) Financial results for, and financial condition as of, the most recent fiscal year	Fiscal year ended March 31, 2010 (Consolidated, in millions of yen)	Fiscal year ended March 31, 2010 (Consolidated, in millions of yen)
Net assets	401,531	11,831
Total assets	692,791	18,786
Net assets per share (yen)	2,443.16	591.52
Net sales	587,459	9,694
Operating income	78,342	661
Net income	51,961	489
Net income per share (yen)	373.04	24.46
Annual dividend per share (yen)	65	0

(Note）

Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as follows:

- “Net assets” represents the sum of “shareholders’ equity” and “noncontrolling interests.”

- “Net assets per share” represents “shareholders’ equity per share.”

- “Ordinary profit” is omitted because there is no corresponding item under U.S. GAAP.

- “Net income” and “net income per share” represent “net income attributable to Nidec” and “net income attributable to Nidec per share,” respectively.

- Pursuant to FASB Accounting Statements Codification (ASC) 205-20, “Presentation of Financial Statements—Discontinued Operations”, the results of discontinued operations have been reclassified in Nidec’s consolidated financial data.

(9)  Summary of Operations Subject to the Corporate Split Transaction

1)  Description of Operations Subject to the Corporate Split Transaction

Subsidiary management functions with respect to Kyori

2)  Operating Results of Operations Subject to the Corporate Split Transaction

No net sales have been recorded with respect to the operations subject to the corporate split transaction because the operations consist of subsidiary management functions.

3)  Assets and Liabilities Relating to Operations Subject to the Corporate Split Transaction (as of December 31, 2010)

		(in millions of yen)
Assets		Liabilities
Item	Book value	Item	Book value
Equity Interests in Kyori	1,948	－	－
Loan to Kyori	828	－	－
Total	2,776	Total	－

(10)  Changes Immediately Following the Corporate Split Transaction

No changes are expected with respect to the registered corporate name, principal businesses, registered headquarters, representative’s name and title, capital or fiscal year of Nidec or Shimpo immediately following the planned corporate split transaction.

(11)  Expected Impact on Financial Results

As the proposed corporate split transaction will be entered into between Nidec and Shimpo, a wholly owned subsidiary of Nidec, the proposed transaction is not expected to have a material impact on Nidec’s consolidated results of operations.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transactions not being realized, shifts in technology or user preferences for particular technologies, and changes in economic, regulatory or other business environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

-###-